

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2021

Douglas Wurth
Chief Executive Officer
Good Works II Acquisition Corp.
4265 San Felipe
Suite 603
Houston, TX 77027

> **Re: Good Works II Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed March 18, 2021**
> **File No. 333-254462**

Dear Mr. Wurth:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1. We note your disclosure on page 1 and elsewhere that the anchor investors may purchase $95 million of units in the offering in addition to purchasing units in the private placement. Please disclose whether there is a ceiling on the amount that may be purchased by existing stockholders and your anchor investors and quantify any ceiling. If there is no ceiling, please disclose the potential material impact on the public investors. Additionally, please tell us whether the limited number of public investors would impact the company's listing eligibility. Please add risk factor disclosure as appropriate.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Cavas S. Pavri, Esq.